UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

FARO TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

Florida	0-23081	59-3157093
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

250 Technology Park, Lake Mary, Florida 32746

(Address of Principal Executive Offices) (Zip Code)

Peter Abram, Senior Vice President and Chief Financial Officer

(407) 333-9911

(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Company has filed a Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Investor Relations page at http://www.faro.com.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.02 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit 1.02—Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FARO Technologies, Inc.

(Registrant)

By:	/s/ Peter G. Abram
Peter G. Abram, Senior Vice President and Chief Financial Officer

Date: June 2, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.02	Conflict Minerals Report of FARO Technologies, Inc.